BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

September 25, 2019

VIA EDGAR

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:         TP Flexible Income Fund, Inc.

File No. 333-230251

Dear Ms. Rossotto and Ms. Fettig:

On behalf of TP Flexible Income Fund, Inc. (the “Company”), set forth below are the Company’s responses to certain of the oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 27, 2019 regarding the Company’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File No. 333-230251) filed on July 26, 2019 (the “Registration Statement”). The Company will file a revised version of its Registration Statement responding to the comments from the Staff to the Registration Statement. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by the Company’s response.

1.         Please reverse the order of the financial statements included in the Registration Statement so that the interim financial statements as of March 31, 2019 appear prior to the audited financial statements as of June 30, 2018.

Response: The Company will amend the Registration Statement to revise the order of the financial statements in response to this comment.

2.         Footnote 3 to the Statement of Assets and Liabilities as of March 31, 2019 states that the Company’s net asset value per share as of June 30, 2018 have been adjusted by the exchange ratio used in the merger. Please provide on a supplemental basis the calculations relating to these adjustments.

Response: Attached hereto as Appendix A are is the guidance relied upon and the calculations relating to the adjustments referenced in the above referenced footnote.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

September 25, 2019

3.         Footnote 3 to the Statement of Assets and Liabilities as of March 31, 2019 is tagged to the comparative period of fiscal year end June 30, 2018, which was audited. Please advise as to how this footnote 3 will be dealt with for purposes of the Company’s Form 10-K for the year ended June 30, 2019.

Response: The Company’s independent auditors will audit the adjustment to the June 30, 2018 shares outstanding and NAV per share as part of their audit of the Company’s financial statements for the year ended June 30, 2019.

4.         In the Statement of Assets and Liabilities as of March 31, 2019, accrued expenses constitute a significant portion of the Company’s total liabilities. Please confirm that accrued expenses will be disclosed in greater detail in the Company’s Form 10-K for the year ended June 30, 2019.

Response: The Company so confirms.

5.         Please confirm that in all instances where distributions paid to the Company’s stockholders consisted in whole or in part of a return of capital, the Company provided stockholders with the notices required by Section 19(a) of the Investment Company Act of 1940.

Response: The Company so confirms.

6.         In the Schedule of Investments as of March 31, 2019, one portfolio company, Full Beauty Brands Holdings, shows a yield of 0%. Should this investment be identified as a non-income producing security?

Response: This investment defaulted and was subsequently restructured. There was a small amount of yield during the quarter ended June 30, 2019, which will be reflected in the Company’s Form 10-K for the fiscal year ended June 30, 2019.

7.         The Schedule of Investments as of March 31, 2019 indicates that more than 30% of the Company’s investments were non-qualifying assets under the Investment Company Act of 1940. Please explain any implications this may have for the Company.

Response: Section 55(a) of the Investment Company Act of 1940 (“Section 55(a)”), provides, in relevant part, that it shall be unlawful for a business development company to acquire any assets (other than the assets described in paragraphs (1) through (7) of Section 55(a) (“Qualifying Assets”)) unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the value of the business development company’s total assets (the “70% Requirement”). This is a transaction based test in which a business development company cannot acquire any assets other than Qualifying Assets after its total assets are below the 70% Requirement. Accordingly, a business development company may engage in a transaction that causes it to not be in compliance with the 70% Requirement; however, after such transaction, the business development company cannot acquire any assets other than Qualifying Assets pursuant to Section 55(a) until it is in compliance with the 70% Requirement.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

September 25, 2019

Prior to the merger between Pathway Capital Opportunity Fund Inc., an interval fund (“PWAY”), and Triton Pacific Investment Corporation, Inc., a business development company (“TPIC”), TPIC was in compliance with the 70% Requirement. Upon consummation of the merger at 11:59 pm on March 31, 2019 (the “Closing Date”), the Company, as the surviving entity, was not in compliance with the 70% Requirement as a result of the acquisition of certain investments from PWAY that were not Qualifying Assets. However, within a few days of the Closing Date, the Company liquidated certain of the investments it acquired from PWAY that were not Qualifying Assets and reinvested the proceeds therefrom in Qualifying Assets in order for the Company to be in compliance with the 70% Requirement. During the time which the Company was not in compliance with the 70% Requirement, the Company did not acquire any assets other than Qualifying Assets in accordance with Section 55(a), and the Company did not contravene Section 55(a) as a result of acquiring assets from PWAY which caused the Company to not be in compliance with the 70% requirement. The Company is currently in compliance with the 70% Requirement.

8.         In the table included in footnote (g) to the Schedule of Investments as of March 31, 2019, the unrealized change in fair market value is not disclosed separately in accordance with Rule 6-07(7)(c) of Regulation S-X. Please explain.

Response: The unrealized change in fair market value of this investment is not material and, accordingly, was not separately disclosed.

9.         Footnote (g) on page F-46 of the Registration Statement does not appear in the Schedule of Investments as of June 30, 2019 on page F-45 of the Registration Statement but is included with the footnotes on page F-46 of the Registration Statement. Please explain.

Response: The omission of footnote (g) from the Schedule of Investments as of June 30, 2019 on page F-45 of the Registration Statement was the result of an oversight. The Company will correct this oversight in its future filings.

10.       In Note 2 to the Financial Statements as of March 31, 2019, under the heading “Due to and from Adviser”, please confirm that all amounts due to and from the Adviser are settled quarterly in cash.

Response: The Company so confirms.

11.       Regarding Note 2 to the Financial Statements as of March 31, 2019, under the heading “Investment Transactions” on page F-52 of the Registration Statement, there are references to other-than-temporary-impairment (“OTTI”). How and should this disclosure factor into the significant unobservable charts regarding Level 3 investments?.

Response: A CLO is impaired when the fair value of the investment is less than its cost. An entity should assess whether a CLO is other-than-temporarily impaired at every reporting period (i.e., quarterly for public companies). For debt securities accounted for in accordance with ASC 325-40, the credit impairment is measured by comparing the present value of the remaining cash flows as estimated at the initial transaction date (or at the last date previously revised) against the present value of the cash flows expected to be collected at the current financial reporting date, both discounted using the same effective rate from the previous period. In other words, the cash flows estimated at the current financial reporting date should be discounted at a rate equal to the current yield used to accrete the beneficial interest. Each quarter the Company is fair valuing its CLOs and adjusting the effective yield to recognize interest income. OTTI is an outcome of the fair value analysis and therefore would not be included as an unobservable input. In its future filings, the Company will move the OTTI language to its discussion of its revenue recognition policy as it could impact the Company's effective yield calculations and the future ability to record interest income.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

September 25, 2019

12.       On page F-57 of the Registration Statement under the heading “Base Management Fee”, the Company states that “At the Adviser’s option, the base management fee for any period may be deferred, without interest thereon, and paid to the Adviser at any time subsequent to any such deferral as the Adviser determines.” Please explain how any deferrals are consistent with the requirement that all due to/due from amounts between the Company and the Adviser be settled quarterly in cash.

Response: The Company advises the Staff that to date the Company’s investment adviser has not deferred the payment of any base management fees. The Company further advises the Staff that waivers of any advisory fees, including base management fees, and any recoupment thereof will be accomplished pursuant to the terms of the expense limitation agreement described in the Registration Statement.

13.       On page F-57 of the Registration Statement under the heading “Base Management Fee”, the Company states that it “also pays routine non-compensation overhead expenses of the Adviser in an amount up to 0.0625% per quarter (0.25% annualized) of the Company’s average total assets.” Please explain where in the financial statements these payments are disclosed.

Response: These payments are not separately disclosed and were included with the shared service fees expense previously paid by PWAY to the Adviser. There is no longer non-compensation overhead expenses under the new Investment Advisory Agreement.

14.       Reference is made to the disclosure contained on page F-57 of the Registration Statement under the heading “Capital Gains Inventive Fee.” The Staff’s position is that funds should accrue a capital gains incentive fee based on any unrealized appreciation for financial reporting purposes. Please include disclosure regarding such accrual of a capital gains incentive fee.

Response: The Company will include such disclosure in its future filings.

15.       Reference is made to the disclosure on page F-60 of the Registration Statement which states that “any ELA Reimbursement will be treated as an expense of the Company for such quarter, without regard to the GAAP treatment of such expense.” Please confirm that to the extent the Company books accruals for any such reimbursements, such accruals are estimable and probable and are otherwise booked in accordance with applicable accounting requirements. Please also explain the meaning of the reference to “without regard to the GAAP treatment of such expense” in such disclosure.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

September 25, 2019

Response: To date, the Company has not accrued any amounts owed pursuant to its Expense Limitation Agreement. However, the Company confirms that to the extent it books accruals for any ELA Reimbursements, such accruals will be booked in accordance with GAAP. Further, the reference to “without regard to the GAAP treatment of such expense” in the above referenced disclosure does not regard the booking of accruals but rather pertains to the calculation of the repayment limitations under the Expense Limitation Agreement. In calculating the repayment limitations, any ELA Reimbursements will be treated as an expense of the Company, without regard to the GAAP treatment of such expense. The Company understands that the Staff has not taken a position regarding the appropriateness of the language of the ELA and further understands that the Staff, in the future, may have additional questions and comments regarding these provisions of the ELA in particular and the entirety of the ELA in general.

16.       Reference is made to the discussion at the top of page F-61 of the Registration Statement regarding the reversal of offering costs. Please explain why certain offering costs are presented as a reduction to expenses on the Company’s Statements of Operations while other offering costs are presented as an increase to capital on the Company’s Statements of Changes in Net Assets.

Response: There was a change in the accounting methodology for offering costs (as defined in section 8.29 of the AICPA Audit & Accounting Guide for Investment Companies as of May 1, 2015 and in the FASB ASC glossary) used by the accounting team for Pathway Capital Opportunity Fund, Inc. (“PWAY”), the accounting survivor in connection with the merger between PWAY and the Company. When selecting its accounting methodology for offering costs, PWAY determined that Staff Accounting Bulletin No. 5 (“SAB 5”) was the most appropriate method. Under SAB 5, “costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.” Under ASC 946-20-35-5, offering costs that are deferred under ASC 946- 20-25-6 are amortized to expense over a 12 month period on a straight line basis. In March 2016, as part of their review of a Form N-2 for another fund managed by PWAY’s investment adviser, the Staff advised PWAY’s adviser that because that fund is a closed-end fund with a continuous offering, the appropriate accounting methodology for offering costs is under ASC 946-20-35-5. Following the Staff’s comments to PWAY’s investment adviser, and the guidance in ASC 946-20-35-5, PWAY decided to change its accounting methodology for offering costs for PWAY to follow ASC 946-20-35-5 beginning on January 1, 2016.

17.       Please include in the Registration Statement additional disclosure regarding the risks to the Company from changes in LIBOR, including potential changes in the applicability of LIBOR and how these changes could affect the Company.

Response: The Company will amend the Registration Statement to include this disclosure.

18.       The table included on page F-70 of the Registration Statement omits discussion of the sensitivity analysis for Level 3 investments. Please advise.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

September 25, 2019

Response: The Company will include this analysis in its future filings.

19.       Reference is made to the disclosure under the heading “Purchase Price Allocation” on page F-72 of the Registration Statement. In the table under such heading, the value of common stock issued is disclosed as 17,052,546. This amount differs from the disclosure of net assets applicable to common shares under “Legal Acquiring Fund – Prior to Merger” in the table directly above. Please explain.

Response: Per the merger agreement, the net asset value of PWAY and TPIC used to determine the exchange ratio for purposes of the merger was determined two business days prior to the closing of the merger on March 31, 2019. This timing resulted in differences between PWAY’s NAV for purposes of the merger and the actual net value of the assets acquired. During this two-day period, most of the activity involving the Company’s portfolio was related to routine accruals of interest income and expenses, including the following: management fees, audit and tax fees, administrative fees, transfer agent fees, valuation costs, general and administrative expenses,, and adviser shared services. No merger related costs were included in the accruals. The most significant impact to NAV resulted from unrealized mark-to-market changes over this period from one investment in particular.

20.       Please include disclosure regarding the total cost of the merger incurred by both TPIC and PWAY.

Response: The Company will amend the Registration Statement to include this disclosure and will reflect such disclosure in the Company’s future filings.

21.       Please confirm that the Company does not currently have any unfunded commitments.

Response: The Company so confirms.

22.       In the Financial Highlights included in Note 12 to the financial statements as of March 31, 2019, the line item for “Expenses without fees waived/expenses paid by Adviser” discloses the gross amount of expenses rather than the net amount. Please advise.

Response: In the Financial Highlights included in Note 12 to the financial statements as of March 31, 2019, the Company inadvertently labeled the actual gross amount of expenses as net and the actual net amount of expenses as gross. The Company will correct these financial highlights in its future filings.

23.       Please confirm that all amounts included in the Financial Highlights included in Note 12 to the financial statement as of March 31, 2019 have been adjusted by the merger ratio discussed in footnote (f) to the table. Please also consider revising the reference to footnote (f) as it is not included in such table.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

September 25, 2019

Response: The Company so confirms and will revise the reference to footnote (f) in its future filings.

24.       Please ensure that the Consent of the Independent Registered Public Accountants included as an exhibit to the Registration Statement will include all references to the accountants included in the Registration Statement and will properly refer to the Senior Securities Table included in the Registration Statement.

Response: The Company will ensure that the consent included with the amended Registration Statement will conform with all of these requirements.

25.       Please add additional disclosure to the bullet point on the cover page of the Registration Statement concerning distributions that distributions may include a return of the investor’s capital.

Response: The Company will amend the Registration Statement to include this disclosure.

26.       Please confirm that the discussion on Page 3 of the Registration Statement regarding the Company’s repurchase of its shares refers to the one of the four quarterly offers the Company is required to make in connection with the decrease of its asset coverage ratio from 200% to 150%.

Response: The Company so confirms.

27.       Please confirm that the Company will amend its prospectus to revise the Fees and Expenses table if the estimated amount of fees and expenses changes as a result of changes in anticipated offering proceeds, decreases in the Company’s assets as a result of its special repurchase program, or other factors.

Response; The Company so confirms.

28.       Please confirm that the hypothetical expense amounts included on page 33 of the Registration Statement are correct.

Response: The Company so confirms.

29.       In light of the merger and the merger conditions, please consider revising the first sentence in the second risk factor on page 46 of the Registration Statement.

Response: The Company will amend the Registration Statement to revise this disclosure.

30.       Please revise or combine the first two risk factors on page 62 of the Registration Statement that appear to be identical.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

September 25, 2019

Response: The Company will amend the Registration Statement to revise this disclosure.

31.       In the Schedule of Investments as of April 30, 2019 included on page 106 of the Registration Statement, please confirm that the amount of non-qualifying assets as a percentage of assets is less than 30%.

Response: The Company so confirms.

32.       Please confirm that the Company has not sold any of its securities since the expiration of its prior registration statement (SEC File No. 333-206730) on September 12, 2019.

Response: The Company so confirms.

*   *   *   *   *

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698 or Ms. Cynthia Beyea at (202) 383-0472.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for TP Flexible Income Fund, Inc.

APPENDIX A

Guidance

Business Combinations — Reverse Acquisitions

Other Presentation Matters

805-40-45-1

Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment, which is to retroactively adjust the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).

805-40-45-2

Because the consolidated financial statements represent the continuation of the financial statements of the legal subsidiary except for its capital structure, the consolidated financial statements reflect all of the following:

a. The assets and liabilities of the legal subsidiary (the accounting acquirer) recognized and measured at their precombination carrying amounts.

b. The assets and liabilities of the legal parent (the accounting acquiree) recognized and measured in accordance with the guidance in this Topic applicable to business combinations.

c. The retained earnings and other equity balances of the legal subsidiary (accounting acquirer) before the business combination.

d. The amount recognized as issued equity interests in the consolidated financial statements determined by adding the issued equity interest of the legal subsidiary (the accounting acquirer) outstanding immediately before the business combination to the fair value of the legal parent (accounting acquiree) determined in accordance with the guidance in this Topic applicable to business combinations. However, the equity structure (that is, the number and type of equity interests issued) reflects the equity structure of the legal parent (the accounting acquiree), including the equity interests the legal parent issued to effect the combination. Accordingly, the equity structure of the legal subsidiary (the accounting acquirer) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the reverse acquisition.

e. The noncontrolling interest’s proportionate share of the legal subsidiary’s (accounting acquirer’s)

precombination carrying amounts of retained earnings and other equity interests as discussed in paragraphs 805-4025-2 and 805-40-30-3 and illustrated in Example 1, Case B (see paragraph 805-40-55-18).

805-40-45-3

As noted in (d) in the preceding paragraph, the equity structure in the consolidated financial statements following a reverse acquisition reflects the equity structure of the legal acquirer (the accounting acquiree), including the equity interests issued by the legal acquirer to effect the business combination.

805-40-45-4

In calculating the weighted-average number of common shares outstanding (the denominator of the earnings-per-share [EPS] calculation) during the period in which the reverse acquisition occurs:

a. The number of common shares outstanding from the beginning of that period to the acquisition date shall be computed on the basis of the weighted-average number of common shares of the legal acquiree (accounting acquirer) outstanding during the period multiplied by the exchange ratio established in the merger agreement.

b. The number of common shares outstanding from the acquisition date to the end of that period shall be the actual number of common shares of the legal acquirer (the accounting acquiree) outstanding during that period.

805-40-45-5

The basic EPS for each comparative period before the acquisition date presented in the consolidated financial statements following a reverse acquisition shall be calculated by dividing (a) by (b):

a. The income of the legal acquiree attributable to common shareholders in each of those periods

b. The legal acquiree’s historical weighted average number of common shares outstanding multiplied by the exchange ratio established in the acquisition agreement.

Calculations

	NAV at June 30	Ratio	Equiv Nav	PWAY shares outstanding at 6/30/18
Class A	12.71	1.28480	9.89	7,933,028	Weighted avg NAV
Class I	12.73	1.28840	9.88	420,136	9.89